UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________
FORM 11-K
______________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from          to
Commission file number
001-07511

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

STATE STREET SALARY SAVINGS PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STATE STREET CORPORATION
One Lincoln Street
Boston, Massachusetts 02111

Audited Financial Statements and
Supplemental Schedule

State Street Salary Savings Program
Years Ended December 31, 2018 and 2017
With Report of Independent Registered Public
Accounting Firm

State Street Salary Savings Program
Audited Financial Statements and Supplemental Schedule
Years Ended December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator of the State Street Salary Savings Program
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the State Street Salary Savings Program (the Plan) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since at least 1994, but are unable to determine the specific year.

Boston, MA
June 21, 2019

State Street Salary Savings Program
Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Investments at fair value:
State Street Corporation ESOP Fund:
State Street Corporation Common Stock	$145,106,410	$234,025,734
SSGA Short Term Investment Fund	742,754	7,264,101
SSGA Common and Collective Trust Funds	2,981,238,705	3,163,462,120
Self Managed Brokerage Accounts	182,957,224	191,004,017
Vanguard Prime Money Market Fund	210,910,431	208,414,343
Total investments at fair value	3,520,955,524	3,804,170,315

Cash	—	203,546
Notes receivable - participant loans	47,427,484	49,166,538
Interest / dividends receivable	1,480,942	1,212,743
Total assets at fair value	3,569,863,950	3,854,753,142

Liabilities
Administrative expenses	3,055,465	3,533,902
Net assets available for benefits	$3,566,808,485	$3,851,219,240

See accompanying notes to financial statements.

State Street Salary Savings Program
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2018	2017
Additions
Contributions:
Participants	$142,922,668	$131,521,287
Employer	90,056,880	71,590,873
Rollovers	21,191,392	22,628,186
Total contributions	254,170,940	225,740,346

Net (depreciation) appreciation in fair value of investments	(323,743,676)	601,790,870
Interest and dividend income	9,999,731	7,669,508
Net investment (loss) income	(313,743,945)	609,460,378

Total additions, including net investment (loss) income	(59,573,005)	835,200,724

Deductions
Benefits paid	221,616,396	199,432,810
Administrative expenses	3,221,354	3,088,350
Total deductions	224,837,750	202,521,160
Net (decrease) increase	(284,410,755)	632,679,564

Net assets available for benefits at beginning of year	3,851,219,240	3,218,539,676
Net assets available for benefits at end of year	$3,566,808,485	$3,851,219,240

See accompanying notes to financial statements.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2018

1. Description of the Plan
The description of the State Street Salary Savings Program (the Plan) is provided for general information purposes only. Employees should refer to the Summary Plan Description and Plan document for more complete information.
General
The Plan is a defined contribution plan. The Plan sponsor is State Street Corporation (Plan Sponsor or State Street). The Plan Sponsor is responsible for the general administration of the Plan. State Street Bank and Trust Company (Trustee) serves as the Trustee of the Plan. State Street Global Advisors (SSGA), a division of State Street Corporation, is the Investment Manager of the Common and Collective Trust Funds in the Plan. Vanguard is the Investment Manager for the Prime Money Market Mutual Fund. Fidelity is the participant record keeper for the Plan.
All employees of State Street and certain related companies (collectively, the Company) are immediately eligible to participate in the Plan except for the following categories of employees:

•	Non-resident aliens with no U.S. source income

•	Student interns and co-op employees

•	Union employees

•	Leased employees and independent contractors

•	Employees of a non-participating affiliated company

•	Employees of a participating employer who are not on the U.S. payroll

Contributions
Active participants may elect to make tax-deferred contributions and/or Roth after-tax contributions to the Plan equal to 1% to 50% of their compensation, subject to certain limitations. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans.
State Street provides for matching contributions to the Plan in amounts equal to 100% of the first 6% (increased from 5% effective June 1, 2018) of the employee’s contributions.
Employees must have one year of service to be 100% vested in matching contributions.
All contributions to the Plan are paid to the Trustee. The Trustee holds contributions in trust exclusively for participants and their beneficiaries, invests the contributions as instructed by the participants, and makes benefit payments as they become due.
Investment Options
Participant contributions and Company contributions are allocated to various investment fund options at the participant's direction. A wide range of investment choices, including various SSGA Common and Collective Trust Funds, a money market mutual fund, a company stock fund (ESOP) and a Self Managed Brokerage Account (SMBA) are available to participants. Limitations and restrictions apply to direct contributions to the ESOP fund and the Plan limits the amount a participant can invest in the ESOP fund to 25% of the participant’s account balance.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2018

1. Description of the Plan (continued)

In the event a participant does not make an investment election, and in the event of automatic enrollment upon hire, funds are invested in the Target Retirement Date Fund (a common and collective investment fund) that corresponds to the participant’s assumed target retirement year based on the participant’s date of birth.

Participant Accounts
Each participant’s account is credited with the participant’s contributions, employer matching contributions, and related earnings. The benefit to which a participant is entitled is the value of the participant’s vested account balance, including earnings.
Vesting
Participant pre-tax deferral contributions and Roth after-tax contributions are always fully vested upon contribution. Employees are eligible for matching contributions after one year of full employment and are immediately vested in the matching contributions.
Forfeitures
Upon termination of employment, participants forfeit their unvested balances on the earlier of taking a full distribution or five years following termination. Forfeited balances of terminated participants’ unvested accounts may be used to either pay Plan administrative expenses or offset future company contributions to the Plan. Unallocated forfeiture balances as of December 31, 2018 and 2017, were $20,082 and $9,530, respectively. The forfeiture balances that were used to reduce employer contribution expense or to pay Plan administrative expenses as of December 31, 2018 and 2017 were $302,507 and $172,033, respectively. Plan forfeitures are invested in the Plan’s Vanguard Prime Money Market Fund until the funds are otherwise allocated.
In-Service Withdrawals
The Plan provides that in-service withdrawals are available as follows:

•	Age 59-1/2 (all sources)

•	Disability withdrawals (all sources)

•	Rollover withdrawals (rollover account)

•	Post-tax withdrawals (Pre-1987 Thrift Incentive Plan (TIP) balances)

•	Hardship withdrawals (TIP, Roth post-tax - excluding earnings, rollover and employee pre-tax - excluding earnings)

Hardship withdrawals are available to satisfy an immediate and heavy financial need, provided the need cannot be satisfied with all other resources (as defined in the Plan).
Payment of Benefits
Upon retirement or other termination of employment, a participant eligible to receive a benefit may receive an immediate lump-sum distribution directly or in the form of a rollover. If the vested value of the participant's account balance is greater than $5,000, the participant may elect to defer the payment of their benefits and remain in the Plan, at which time the participant becomes non-active. If the value of the participant's account

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2018

1. Description of the Plan (continued)

balance is greater than $1,000 but not more than $5,000, a distribution in the form of an automatic rollover to an IRA will be made if the participant does not provide distribution instructions within 90 days of his or her termination date. Account balances of $1,000 or less will be automatically distributed to the participant in cash (by check) if no distribution instructions are received within 90 days of the participant's termination.

Installment payments are also available to participants who are retiree eligible at the time of termination. In order to be retiree eligible, a participant must be at least age 55 with a minimum of five years of eligible service upon termination of employment. Installment periods available include monthly, quarterly, semi-annually and annually.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of one-half of the participant’s vested balance, or $50,000. Loans are secured by the balance in the participant’s account and bear interest at a rate comparable to a similar loan with a commercial institution. Repayment of principal plus interest is required within five years (ten years if the loan is for the purchase of a principal residence). Principal and interest are paid ratably through payroll deductions. In the event of termination of employment, participants with outstanding loans may elect to continue to repay their outstanding loan balance directly to the Trustee; such loan shall not become immediately due and payable until such time as there is an event of default.
Company Stock Fund
The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Company has implemented a dividend pass-through election for its participants.
The Plan limits the amount a participant can invest in the Company Stock Fund to 25% of the outstanding total account balance in order to encourage diversification of participants’ accounts.  Participants may only transfer amounts to the Company Stock Fund, they may not elect to have payroll contributions invested in the Company Stock Fund. If a participant directs a transfer that would result in more than 25% of their total account balance into the Company Stock Fund, the excess percentage will be invested in the applicable lifecycle fund based on the participant’s age.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the U.S. Benefits Committee (Committee, or its designee) directs the Trustee otherwise or to the extent such action would violate Employee Retirement Security Act of 1974 (ERISA). Participants have the same voting rights in the event of a tender or exchange offer.
Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants will become fully vested.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2018

1. Description of the Plan (continued)

Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or by State Street, according to the Plan’s provisions, and include such expenses as recordkeeping fees. Expenses relating to investment management fees are charged to the particular investment fund to which the expenses relate. All other administrative expenses not paid by the Plan are paid by State Street.

Plan Amendments and Other Investment Strategy Changes
During 2019, subsequent to 2018 but prior to filing date, the following material amendments were made to the Plan:

•	Effective January 1, 2019, hardship withdrawal provisions were modified consistent with recent tax law changes.

•	Effective January 1, 2019, partial lump sums were added as a distribution option

•	Effective January 1, 2019, Charles River Systems, Inc. employees became eligible to participate in the Plan.

•	Effective March 29, 2019, the frozen Charles River Systems, Inc. 401(k) Retirement Plan merged into the Plan.

During 2018, the following material amendments were made to the Plan:

•	Effective January 1, 2018, State Street FX Connect LLC became a participating employer.

•	Effective January 1, 2018, State Street Global Markets LLC became a participating employer.

•	Effective June 1, 2018, the Plan was amended to increase the maximum Company matching contribution from 5% to 6%.

•	Effective October 1, 2018, the automatic enrollment opt out period commencement was extended by 7 days.

During 2017, the following material amendment was made to the Plan:

•	Effective January 1, 2017 the Plan was amended and restated to incorporate all outstanding amendments into the restated Plan document.

2. Significant Accounting Policies
Basis of Accounting
The accounting records of the Plan are in conformity with generally accepted accounting principles in the United States (GAAP) and are maintained on the accrual basis.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2018

2. Significant Accounting Policies (continued)
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments sold as well as changes in fair value on investments held during the year.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates
The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimate in the Plan’s financial statements is the estimate of fair value of the Plan’s investments, which is discussed in more detail in Note 4.
Recent Accounting Developments
In July 2018, the FASB issued ASU No. 2018-09, Codification Improvements. This ASU clarifies disclosure for the fair value hierarchy that certain type of investments has a readily determinable fair value or if the investments qualify for the net asset value per share and can be excluded from the fair value hierarchy disclosure.  The ASU is effective for fiscal years beginning after December 15, 2018.  Early adoption is permitted. The Plan is still evaluating the impact of this ASU.
3. Investments

The Plan does not engage directly in securities lending, however, the Plan’s investment options include funds that participate directly in securities lending. The securities lending activities within these funds are done with/through an affiliate of State Street. The SSGA Daily Emerging Markets Index Non-Lending Series Fund, SSGA World Government Bond Ex-U.S. Index Non-Lending Fund, Vanguard Prime Money Market Fund, State Street Corporation ESOP Fund and Self Managed Brokerage Accounts do not participate directly in securities lending.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2018

4. Fair Value Measurement
ASC Topic 820, Fair Value Measurements and Disclosures define fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC Topic 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.
The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1
Financial assets and liabilities with values based on unadjusted quoted prices for identical assets or liabilities in an active market. The securities categorized as Level 1 are primarily comprised of State Street company stock, the Vanguard Prime Money Market Fund and investments held within employee Self Managed Brokerage Accounts.

Level 2
Financial assets and liabilities with values based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in non-active markets;
- Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

- Pricing models whose inputs that are derived principally from, or corroborated by, observable market information through correlation or other means for substantially the full term of the asset or liability.

The fair value of the securities categorized in Level 2 is measured primarily using information obtained from third parties. This third-party information is subject to review by management as part of a validation process, which includes obtaining an understanding of the underlying assumptions and the level of market participant information used to support those assumptions. In addition, management compares significant assumptions used by third parties to available market information. Such information may include known trades or, to the extent that trading activity is limited, includes comparisons to market research information pertaining to credit expectations, execution prices and the timing of cash flows. The securities categorized as Level 2 are held within Self Managed Brokerage Accounts.

Level 3
Financial assets and liabilities with values based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed. The Plan had no Level 3 securities at December 31, 2018 or 2017.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2018

4. Fair Value Measurement (continued)
Following is a description of the valuation methodologies used by the Plan for assets measured at fair value:
Common and Collective Trust Funds: Valued at the net asset value per unit held by the Plan at year end as quoted by the individual funds. SSGA, as Investment Manager of the Common and Collective Trust Funds, determines the net asset value (total net assets divided by total net units outstanding) per unit of the respective funds. There are no redemption restrictions in the Common and Collective Trust Funds.
Company Stock: Valued at the closing price reported in the active market in which the security is traded.
Money Market Fund: Valued at the net asset value of shares held by the Plan at year end as quoted in the active market.
Self Managed Brokerage Accounts: Predominantly valued at closing prices, and the net asset values of shares, as quoted in active markets. A nominal segment of these assets are traded less frequently and valued using assumptions.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Company stock	$145,106,410	$—	$—	$145,106,410
Money market fund	210,910,431	—	—	210,910,431
Self managed brokerage accounts	140,212,739	42,744,485	—	182,957,224
Total assets in the fair value hierarchy	496,229,580	42,744,485	—	538,974,065

Investments measured at net asset value(a)	—	—	—	2,981,981,459

Investments at fair value	$496,229,580	$42,744,485	$—	$3,520,955,524

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2018

4. Fair Value Measurement (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Company stock	$234,025,734	$—	$—	$234,025,734
Money market fund	208,414,343	—	—	208,414,343
Self managed brokerage accounts	151,843,448	39,160,569	—	191,004,017
Total assets in the fair value hierarchy	594,283,525	39,160,569	—	633,444,094

Investments measured at net asset value(a)	—	—	—	3,170,726,221

Investments at fair value	$594,283,525	$39,160,569	$—	$3,804,170,315
(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.
5. Transactions and Agreements with Parties-in-Interest
The Plan holds units of Common and Collective Trust Funds managed by SSGA, a related party of State Street. The Plan also invests in the common stock of State Street Corporation. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2018 and 2017, the Plan received $4,128,005 and $3,924,545, respectively, of common stock dividends from State Street Corporation. As of December 31, 2018 and 2017, the Plan had income receivable of $1,081,338 and $1,006,975, respectively, related to common stock dividends from State Street Corporation.
Investment fees and most costs and expenses associated with Plan administration and recordkeeping are paid by the Plan to certain related parties. These expenses are reported on the statements of changes in net assets available for benefits as administrative expenses.
6. Risks and Uncertainties
The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Delinquent Participant Contributions
Between the years of 2013-2016, State Street failed to transmit certain participant contributions to the Plan in the amount of $3,227 within the time period prescribed by ERISA. Late transmissions of participant contributions constitute a prohibited transaction under ERISA section 406, regardless of materiality. State Street transmitted the delinquent participant contributions to the Plan by March 31, 2017, and reimbursed the Plan for lost earnings in the amount of $336 by May 31, 2017. Related excise taxes were paid by State Street in 2017. There were no delinquent transmissions of participant contributions in 2017 or 2018.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2018

8. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 25, 2013 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is tax-exempt. Subsequent to this determination by the IRS, the Plan was amended and restated, and thereafter further amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator has indicated that it takes necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Supplemental Schedule

State Street Salary Savings Program
EIN No.: 04-2456637 Plan No.:002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

Identity of Issue	Description of Investment	Fair Value
SSGA Common and Collective Trust Funds*:
SSGA Daily EAFE Index Securities Lending Fund	9,306,244 units of participation	$237,551,194
SSGA Daily Emerging Markets Index Non-Lending Series Fund	3,004,841 units of participation	85,998,537
SSGA Passive Bond Market Index Securities Lending Series Fund	5,464,564 units of participation	150,335,615
SSGA Russell Small Mid Cap Index Securities Lending Series Fund	10,392,703 units of participation	511,622,392
SSGA S&P 500 Flagship Securities Lending Series Fund	1,603,846 units of participation	987,666,012
SSGA World Government Bond Ex-U.S. Index Non-Lending Fund	1,816,153 units of participation	20,092,106
SSGA Target Retirement 2015 Securities Lending Series Fund	922,317 units of participation	17,394,899
SSGA Target Retirement 2020 Securities Lending Series Fund	3,254,271 units of participation	72,570,250
SSGA Target Retirement 2025 Securities Lending Series Fund	6,901,481 units of participation	142,722,636
SSGA Target Retirement 2030 Securities Lending Series Fund	6,919,892 units of participation	163,108,780
SSGA Target Retirement 2035 Securities Lending Series Fund	8,281,276 units of participation	171,480,387
SSGA Target Retirement 2040 Securities Lending Series Fund	6,181,179 units of participation	148,972,590
SSGA Target Retirement 2045 Securities Lending Series Fund	5,751,185 units of participation	122,454,231
SSGA Target Retirement 2050 Securities Lending Series Fund	5,024,395 units of participation	86,957,196
SSGA Target Retirement 2055 Securities Lending Series Fund	1,899,811 units of participation	32,714,740
SSGA Target Retirement 2060 Securities Lending Series Fund	658,577 units of participation	7,611,829
SSGA Target Retirement Income Securities Lending Series Fund	1,208,383 units of participation	21,985,311
State Street Corporation ESOP Fund*:
State Street Corporation Common Stock	2,300,720 units of participation	$145,106,410
SSGA Short Term Investment Fund	742,754 units of participation	742,754
Self Managed Brokerage Accounts		182,957,224
Vanguard Prime Money Market Fund	210,910,431 units of participation	210,910,431
Total investments		$3,520,955,524

Participant loans*	4.25% to 11.50%	$47,427,484

* Indicates party-in-interest to the Plan.
Note: Cost information has not been included because all investments are participant-directed.

EXHIBIT INDEX

Exhibit No.	Exhibit Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the State Street Corporation Plans Investment Committee of State Street Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STATE STREET SALARY SAVINGS PROGRAM

		By:	/s/ ELIZABETH M. SCHAEFER
Elizabeth M. Schaefer
Senior Vice President and Deputy Controller

Date:	June 21, 2019